Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

May 3, 2006	direct dial 404 815 6444 direct fax 404 541 3402 DStockton@KilpatrickStockton.com

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Linda Cvrkel, Branch Chief

Re:	Miller Industries, Inc. Form 10-K for the year ended December 31, 2005 Filed March 14, 2006 File No. 001-14124

Dear Ms. Cvrkel:

On behalf of our client, Miller Industries, Inc. (the “Company”), this letter sets forth the Company’s responses to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of April 19, 2006. The numbers of each of the responses and headings set forth below correspond to the numbered comments and headings in the letter from the Staff. Please note that this letter is being filed via EDGAR and concurrently faxed to the Staff. Unless the context requires otherwise, references to “we”, “our”, “us”, “Miller Industries” or “the Company” in the responses below refer to Miller Industries, Inc. In addition, in the case of all responses to comments and the acknowledgements at the end of this letter, the use of third person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

FORM 10-K FOR THE YEAR ENDED 12/31/2005

MD&A
Results of Operations, page 19

1.
Where changes in results are attributed to more than one factor, please revise to quantify the impact of each factor. For example, you state net sales increased due to increases in demand (volume), production for DataPath, and price increases. Please quantify each of these items. In addition, please consider the use of tables to present and tabulate the various factors.

Securities and Exchange Commission
May 3, 2006

Response

The Company confirms that, in future filings, where changes in results of operations are attributed to more than one factor, it will provide appropriate disclosure to quantify the impact of each individual factor, and in connection therewith, will consider the use of tables to present and tabulate the various factors.

For example, in the Company’s discussion of period-to-period net sales from continuing operations, where the Company has typically attributed changes to more than one factor (including, as you have noted, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”), the Company will provide approximate amounts generated by projects or jobs which are specifically referred to, and will also attempt to quantify the impact of price increases when they are referred to. However, we should note, that in many instances, it can be difficult for the Company to precisely quantify the impact of price increases due to the general Company and industry practice of honoring pricing on customer orders received, and on price quotes given, prior to the price increase.

Financial Statements, page F-1
Consolidated Statements of Operations, page F-4

2.	Please separately present related party sales to DataPath along with the corresponding costs of operations.

Response

In connection with the preparation of its annual financial statements, the Company considered whether to separately present sales to DataPath and related costs in the Company’s Consolidated Statements of Operations. The Company analyzed the question under Rule 4-08(k) of Regulation S-X and its related interpretations, and ultimately concluded that it was more appropriate for these transactions to be described in a footnote rather than to be separately presented in the Consolidated Statements of Operations. In reaching this conclusion, the Company considered, among other things, the following:

•
The arrangement with DataPath is a related party transaction. William G. Miller and A. Russell Chandler, III, members of the Company’s Board of Directors and minority shareholders of the Company, are also members of the Board of Directors and minority shareholders of DataPath.

•
However, the contract with DataPath was negotiated on an arms-length basis, DataPath accepted the Company’s offer only after consideration of other bids, and arrangements with DataPath were approved by the disinterested members of the Company’s Board of Directors.

Securities and Exchange Commission
May 3, 2006

•
Mobile communications trailers produced for DataPath were produced by the Company in the normal course of its business using the same manufacturing processes and facilities as are used to manufacture the Company’s other products. Additionally, profit margins for these mobile communications trailers are at levels consistent with margins on the Company’s other manufactured products.

Based on these factors, we concluded that separate presentation in the Company’s Consolidated Statements of Operations was not appropriate, and would give more prominence to these sales than was warranted in light of these factors.

Notes to Consolidated Financial Statements, page F-7
Note 2. Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-10

3.
In future filings, please expand your revenue recognition policies to include your policies for service revenues, if significant, as we note from page 2 that you also perform design and engineering services. Please also confirm that goods are shipped FOB shipping point since your revenue is recognized at shipment. Refer to SAB Topic 13.B and revise future filings as necessary. Also, on page 18 you state you recognize revenues when risk of ownership is transferred to distributors. Please tell us when this occurs.

Response

In 2005, the Company did not receive service revenues of any significance. The Company does not separately market design and engineering services, which are ancillary to our general manufacturing services. However, the Company confirms that, if in the future it receives significant service revenues, it will expand its revenue recognition policies in its filings to include policies for such revenues in accordance with SAB Topic 13.B.

The Company confirms that goods are shipped FOB shipping point. As a result, risk of ownership is transferred to distributors upon shipment of goods, and revenues are recognized accordingly. On occasion risk of ownership will pass upon customer’s request that the Company hold goods for customer’s scheduled pickup. Each instance is evaluated to ensure that revenue recognition is appropriate based on the criteria of SAB Topic 13.A.

Securities and Exchange Commission
May 3, 2006

Note 12. Discontinued Operations, page F-20

4.
We note that you have reclassified revenues and expenses of towing services from discontinued to continuing operations based on your continuing involvement in the operations of the business via a long-term license agreement. Please tell us over what period you have received or will receive revenues under this arrangement and where the revenues are reported subsequent to 2003 if applicable.

Response

The license and consulting agreements referred to in Note 12 to the Company’s Consolidated Financial Statements have a term of seven years beginning on June 26, 2003 (the date of sale). Any payments received under these agreements have been, and will continue to be, classified and reported as net sales in the Company’s Consolidated Statements of Operations for periods subsequent to June 30, 2003. Amounts received under these agreements have not been, and are not expected to be, significant.

Exhibits 31.1, 31.2, and 31.3

5.
We note that the certifications filed as Exhibits 31.1, 31.2, and 31.3 were not in the proper form. It appears as though the omissions previously allowed related to internal controls over financial reporting are still currently omitted although the extension to file the full certification per Release 33-8392 is now expired for your fiscal year ended December 31, 2005. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current Co-CEOs and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. Please note that your amendment need only contain a cover page, explanatory note providing the reasons for the amendment, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

Response

On April 21, 2006, the Company filed Amendment No. 1 to its Annual Report on Form 10-K, which included the proper form of certifications of the Company’s Co-Chief Executive Officers and Chief Financial Officers, filed as Exhibits 31.1, 31.2, and 31.3 thereto, respectively.

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 3, 2006

We appreciate the Staff’s review of the Company’s filings, and we look forward to working constructively and expeditiously with the Staff to resolve any remaining questions or comments the Staff may have. If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 815-6444.

Sincerely, /s/ David A. Stockton David A. Stockton